Exhibit 99.1

Press release

FOR IMMEDIATE RELEASE

SERONO’S GONAL-F® APPROVED IN JAPAN FOR THE TREATMENT OF MALE HYPOGONADOTROPIC HYPOGONADISM

Geneva, Switzerland, January 24, 2006 – Serono (virt-x: SEO and NYSE: SRA) announced today that the Japanese Ministry of Health, Labour and Welfare (MHLW) has approved Gonal-f® 75 IU and Gonal-f® 150 IU (follitropin alfa recombinant) subcutaneous injection for co-administration with Profasi® 5000 IU (chorionic gonadotropin) for the induction of spermatogenesis in men with hypogonadotropic hypogonadism.

“The registration of GONALEF® in Japan is a key milestone in the fulfillment of our vision of providing a biotech version of FSH on a world-wide basis. We will continue to work with the Japanese authorities to register GONALEF® in female infertility”, commented Jacques Theurillat, Serono’s Deputy Chief Executive Officer and President European & International Sales & Marketing. “Serono is the only company to offer a comprehensive portfolio of state-of-the art fertility medications for every stage of the process for both men and women.”

Gonal-f® will be marketed in Japan under the brand name of GONALEF® and has been accorded orphan status by the MHLW. It is anticipated that the therapy will be launched in the second quarter of 2006.

Male hypogonadotrophic hypogonadism is a significant disease of gonadal function, which reduces the production of testosterone and induces spermatogenesis disorder in the testis. In Japan, there are currently no other appropriate medicines to induce spermatogenesis in adult males.

The efficacy of GONALEF® with Profasi® 5000 IU injections was established based on the results of a Japanese pivotal clinical study in which significant improvement of spermatogenesis was observed in patients treated with the combination therapy. In addition, results of overseas clinical studies were also assessed and submitted to the Japanese authorities.

About Gonal-f®

Gonal-f® is a highly consistent recombinant human follicle-stimulating hormone (r-hFSH) Filled by Mass (FbM), prescribed to supplement or replace naturally occurring FSH, an essential hormone to treat infertility.

For males, Gonal-f® has been approved in 56 countries worldwide for gonadal dysfunction associated with absence of sperm in the semen or male hypogonadotropic hypogonadism. In all markets where Gonal-f® is approved for this indication, the therapy needs to be in combination with hCG, in this case Profasi®.

Gonal-f® has been approved in 94 countries worldwide including Europe and the US with indications of stimulation of the growth of ovarian follicles and ovulation in women. It is the most widely prescribed gonadotropin in the world.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®.  In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area.  The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology.  Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 739 36 00	Tel:	+41 22 739 36 01
Fax:	+41 22 739 30 85	Fax:	+41 22 739 30 22
www.serono.com		Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

Media Relations, USA:		Investor Relations, USA
Tel:	+1 781 681 2340	Tel:	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
www.seronousa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	January 24, 2006	By:	/s/ STUART GRANT
Name: Stuart Grant
Title: Chief Financial Officer